UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On May 5, 2015, Evogene Ltd., or the Company, held the 2015 Annual General Meeting of Shareholders, or the Meeting, at its principal executive offices in Rehovot, Israel.  At the Meeting, at which a quorum was present, each proposal on the agenda was duly approved.  A description of the proposals can be found in the Company’s proxy statement with respect to the Meeting, which was attached as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer, furnished to the Securities and Exchange Commission on March 31, 2015.

A notice announcing the results of the Meeting is appended to this report as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2015	EVOGENE LTD. (Registrant) By: /s/ Sigal Fattal —————————————— Sigal Fattal Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1.	A notice announcing Results of 2015 Annual General Meeting of Shareholders